SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/ME) No. 01.545.826/0001-07

Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

MATERIAL FACT

GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“Gafisa” or “Company”) in compliance with provisions of the Brazilian Securities and Exchange Commission (“CVM”) No. 358 of January 3, 2002, as amended, informs its shareholders and the market in general, at a meeting of the Company’s Board of Directors held on this date, the Company’s capital stock increase was approved by means of the subscription of new common shares up to the limit of authorized capital of one hundred and twenty million (120,000,000) (“Capital Increase”), as follows:

1.                The Capital Increase aims at raising funds to be allocated within the context of the Strategic Plan. It also aims at meeting the liquidity demand to deal with short and medium-term  challenges and objectives, maintain the ordinary course of its operations, without compromising obligations then assumed, optimizing Gafisa’s operations, so that to reinforce its ownership structure and improve its net debt/shareholders’ equity ratio, thus, preserving Gafisa’s relevant role in the real estate market.

2.                Referred Capital Increase will not have relevant legal/corporate consequences since it ensures the preemptive right to the Company’s shareholders, pursuant to provisions of Article 171 of the Brazilian Corporation Law.

3.                Capital shall be increased by means of the private subscription of forty-eight million, nine hundred, sixty-eight thousand, one hundred and twenty-four (48,968,124) non-par, registered, book-entry, common shares.

4.                No quota of overall issue amount shall be earmarked to capital reserve. Shares issued within the scope of the Capital Increase shall be paid in cash, in domestic currency, upon subscription.

5.                Shares to be issued will fully confer to its holders the same rights, advantages and restrictions conferred by other common shares issued by the Company, as set forth in its Bylaws, inclusive as to receipt of dividends and/or interest on equity to be declared by the Company from the date of their issue (“Shares”).

GAFISA S.A.

6.                The issue base value shall be six Reais and fifty-seven centavos (R$6.57) per share, defined based on Article 170, Paragraph 1, item III of Law No. 6.404/76 The issue base value shall be six Reais and fifty-seven centavos (R$6.57) per share, defined based on Article 170, Paragraph 1, item III of Law No. 6.404/76, applying a scheduled bonus (discount): (i) fifteen percent (15%) applied over the Base Value in the exercise of preemptive right and unsold shares, at a price of five Reais and fifty-eight centavos (R$5.58) per common share, and (ii) in an second step, a bonus (discount) of three percent (3%), in the amount of five Reais and forty-two centavos (R$5.42) per common share, in unsold shares subscription.

7.                Shareholders owning common shares issued by the Company on August 21, 2019, shall have (i) a thirty-(30) day term to exercise their preemptive right as of the publication date of respective Notice to Shareholders by the Company, within such term, they shall express their interest in subscribing unsold shares via subscription list by applying a 15% bonus (discount) over Base Value, according to the Issue Price (ii) preemptive right in the unsold shares apportionment under Issue Price; and (iii) right to apportion additional unsold shares and apply a bonus (discount) of three percent (3%) over Issue Price.

8.                The Capital Increase shall be ensured by means of the exercise of a firm commitment announced by a group of current shareholders, by one or more investment funds or other investment vehicles administered and/or managed thereby, who severally undertook to subscribe and fully pay until the total amount of capital increase. Therefore, it is ensured that all shares issued in the capital increase shall be subscribed and fully paid, even if other underwriters do not express their interest in eventual unsold shares.

9.                The Capital Increase will not result in any dilution of current shareholders if they fully exercise their respective preemptive rights. Furthermore, the subscription right cannot be exercised by holders of the American Depositary Shares Program (“ADSs”).

The amendment to Article 5 of the Company’s Bylaws to declare the new capital stock and the number of shares representing the Company’s capital stock, after capital increase, shall be resolved at an Extraordinary Shareholders’ Meeting to be timely called.

São Paulo, August 15, 2019.

GAFISA S.A.

________________________________________

Roberto Luz Portella

Chief Executive Officer, Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 15, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer